Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class 123 Holder Account Number C1234567890XXX Form of Proxy - Annual Meeting to be held on June 3, 2022 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour of or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 a.m., Eastern Time, on June 1, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents To Virtually Attend Electronically the Meeting Call the number listed BELOW from a touch Go to the following web You can enroll to receive future securityholder You can attend the meeting virtually by tone telephone. site: www.investorvote.com communications electronically by visiting visiting the URL provided on the back of 1-866-732-VOTE (8683) Toll Free Smartphone? www.investorcentre.com. this proxy. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01TRZA

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We being shareholder(s) of BRP Inc., hereby appoint(s): Print the name of the person you are Mr. José Boisjoli, or failing this person Mr. Martin Langelier. appointing if this person is someone other OR than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/BRP and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. As my/our proxyholder, with full power of substitution, to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of Shareholders of BRP Inc. (the “Corporation”), to be held on June 3, 2022 at 11:00 a.m. (Eastern Time) in a virtual-only format at https://web.lumiagm.com/487733544, or at any postponement or adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold Fold 01. Pierre Beaudoin 02. Joshua Bekenstein 03. José Boisjoli 04. Charles Bombardier 05. Ernesto M. Hernández 06. Katherine Kountze 07. Louis Laporte 08. Estelle Métayer 09. Nicholas Nomicos 10. Edward Philip 11. Barbara Samardzich For Withhold 2. Appointment of Independent Auditor Appointment of Deloitte LLP, Chartered Professional Accountants, as Independent Auditor of the Corporation. For Against 3. Advisory Vote on Executive Compensation Adoption of an advisory non-binding resolution in respect of the Corporation’s approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 27, 2022, which can be found at the Corporation’s website at ir.brp.com and under its profile on SEDAR at www.sedar.com. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you Information Circular – Mark this box if you would like would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and to receive the Information Circular by mail for the next accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis securityholders’ meeting. by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. QRPQ 334858 XXXX AR1 999999999999 01TS0B